# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ICC HOLDINGS, INC, CIK 0001681903
CUSIP: 44931Q104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 225 20th Street, Rock Island, Illinois (IL), 61201
Date of event which requires filing of this statement: 03/13/2025
Amends the filing with accession number 0001193125-24-160984
Filed by CIK 0002024125
Persons authorized to receive notices and communications: Reiner R. Mauer, 41908 Route 6, PO Box 7, Wyalusing, Pennsylvania (PA), 18853, (570) 746-9520

## Reporting persons
- Mutual Capital Group, Inc. (CIK 0002024125): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Pennsylvania (PA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mutual Capital Holdings, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Pennsylvania (PA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Tuscarora Wayne Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Pennsylvania (PA); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: ICC HOLDINGS, INC
Address of issuer's principal executive offices: 225 20th Street, Rock Island, Illinois (IL), 61201
Comment: This Amendment No. 1 amends the Schedule 13D (as amended, "Schedule 13D") initially filed by (i) Mutual Capital Group, Inc., a Pennsylvania corporation ("MCG"), (ii) Mutual Capital Holdings, Inc., a Pennsylvania corporation ("MCH") and subsidiary of MCG, and (iii) Tuscarora Wayne Insurance Company, a Pennsylvania corporation and indirect wholly-owned subsidiary of MCG ("Tuscarora", and together with MCG and MCH, the "Reporting Persons") with the Securities and Exchange Commission on June 14, 2024 with respect to the Common Stock of ICC Holdings, Inc. (the "Company"). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby supplemented to include the following information:

On March 13, 2025, Mutual Capital Merger Sub, Inc., a Pennsylvania corporation ("Merger Sub"), a wholly owned subsidiary of MCG, merged with and into the Company with the Company continuing as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of MCG (the "Merger"). Each outstanding share of Common Stock was converted into the right to receive $23.50 in cash.

On March 12, 2025, the Surviving Corporation notified The Nasdaq Stock Market LLC ("Nasdaq") of the anticipated closing of the Merger on March 13, 2025, and requested that Nasdaq delist the Common Stock after the close of trading on March 12, 2025. As a result, trading of the Common Stock on Nasdaq was suspended after the close of trading on March 12, 2025. On March 12, 2025, the Surviving Corporation also requested that Nasdaq file a notification of removal from listing and registration on Form 25 with the SEC to effect the delisting of the Common Stock from Nasdaq and the deregistration of the Common Stock pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Following the effectiveness of the Form 25, the Surviving Corporation intends to file with the SEC a certification and notice of termination on Form 15 to terminate the registration of the Common Stock under Section 12(g) of the Exchange Act and suspend ICC Holdings, Inc.'s reporting obligations under Section 13 and Section 15(d) of the Exchange Act with respect to the Common Stock. As a result, the Common Stock will no longer be listed on Nasdaq.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, and following the Merger, the Reporting Persons did not directly or indirectly hold shares of the Issuer's Common Stock. However, as a result of the consummation of the Merger, MCG, as the ultimate parent of Merger Sub, may be deemed to beneficially own and share the power to vote and dispose of shares of the Surviving Corporation's Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of March 13, 2025, and as a result of the Merger, the Reporting Presons ceased to be beneficial owners of more than five percent of the outstanding shares of the Issuer's Common Stock.

## Signatures
- Mutual Capital Group, Inc.: /s/ Reiner R. Mauer, Reiner R. Mauer, President and Chief Executive Officer (03/17/2025)
- Mutual Capital Holdings, Inc.: /s/ Reiner R. Mauer, Reiner R. Mauer, President and Chief Executive Officer (03/17/2025)
- Tuscarora Wayne Insurance Company: /s/ Todd Salsman, Todd Salsman, President and Chief Executive Officer (03/17/2025)